UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TERADATA CORPORATION
10000 Innovation Drive
Dayton, Ohio 45342

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Teradata Savings Plan
Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2013, was audited by other auditors whose report, dated June 26, 2014, expressed an unmodified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP
Dayton, Ohio
June 19, 2015

TERADATA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2014	2013
Assets
Cash	$49,984	$82,849
Investments, at fair value:
Mutual funds	311,884,651	366,236,633
Common/collective trust funds	564,909,039	450,848,955
Money market funds	41,636,747	46,253,758
Teradata Corporation common stock	40,580,249	44,474,527
Total investments	959,010,686	907,813,873
Receivables:
Notes receivable from participants	7,999,554	7,400,190
Other receivables	9,500	229,612
Total receivables	8,009,054	7,629,802
Total assets	967,069,724	915,526,524
Liabilities
Accounts payable	20,879	19,819
Accrued expenses	182,402	56,043
Total liabilities	203,281	75,862
Net assets available for benefits at fair value	966,866,443	915,450,662
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(197,162)	(215,649)
Net assets available for benefits	$966,669,281	$915,235,013
The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$31,861,607
Interest and dividends	20,826,926
Total investment income	52,688,533

Participant loan interest income	324,097

Contributions:
Participant	46,241,959
Employer	21,326,402
Rollovers and other	6,087,946
Total contributions	73,656,307
Total additions	126,668,937
Deductions from net assets attributed to:
Benefits paid to participants	75,062,369
Administrative expenses	172,300
Total deductions	75,234,669
Net increase in net assets	51,434,268
Net assets available for benefits:
Beginning of year	915,235,013
End of year	$966,669,281

The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
General
The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007 by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).
Eligibility
The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) beginning on the first day of employment.
Contributions and Funding
All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $115,000 and over. Annual tax-deferred contributions per participant for the 2014 Plan year were limited to $17,500.
For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.
The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $5,500 in 2014.
Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.
Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.
Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to either reduce future Company matching contributions or pay certain administrative expenses of the Plan. During the Plan year, forfeitures used to offset Company matching contributions were $1,250,000. The amounts of unallocated forfeitures at December 31, 2014 and 2013 were $338,383 and $415,725, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default. Participant loan interest rates are between 4.25% and 5.25%.
Withdrawals and Benefits
Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), in the case of a qualified reservist called to active duty, or in the case of absence from employment due to qualified military service for more than 30 days, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59 1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59 1/2, or upon termination of employment.
Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70 1/2, may leave the vested benefits within the Plan until reaching age 70 1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Teradata Board of Directors.
Plan Expenses
A portion of the Plan’s administrative expenses are paid by Teradata. However, at the Company’s discretion, Teradata may choose to utilize available revenue credits, based on a revenue sharing program between Teradata and Fidelity Investments (“Fidelity”), to offset expenses related to the administration of the Plan.
Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Rollover Contributions
Participant rollover contributions are included as participant contributions in the statement of changes in net assets available for benefits.
Reclassifications
Certain amounts reported in the prior year financial statements have been reclassified to conform to the current year presentation. This includes respective amounts disclosed in these notes to the financial statements.
Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission ("SEC").
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.
Notes Receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued (unpaid) interest. Delinquent loans are treated as distributions based on the terms of the Plan document.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
3. INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets:

At December 31, 2014
Northern Trust Russell S&P 500® Index Fund NL Tier J	$163,027,406
MFS Institutional International Equity Class Fund I	$84,580,404
Northern Trust Russell 2000® Index Fund NL Tier 2	$71,774,599
Fidelity Contrafund - Commingled Pool	$64,981,059
Northern Trust Russell S&P 500® Index Fund NL Tier 2	$62,146,303
NT Collective Aggregate Bond Index NL Fund Tier J	$60,803,446

At December 31, 2013
Northern Trust Russell S&P 500® Index Fund NL Tier J	$149,870,939
MFS Institutional International Equity Class Fund I	$79,349,709
Northern Trust Russell 2000® Index Fund NL Tier 2	$65,704,115
Fidelity Contrafund	$61,246,561
NT Collective Aggregate Bond Index Non Lending Tier J	$54,315,124
Northern Trust Russell S&P 500® Index Fund NL Tier I	$50,729,309

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased and decreased in value as follows:

Year Ended December 31, 2014
Mutual funds (including self directed brokerage)	$(10,925,191)
Common/collective trusts	44,354,891
Teradata Corporation common stock	(1,568,093)
$31,861,607
4. FAIR VALUE MEASUREMENTS
The Company follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.
Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds:
Domestic Equity	$59,409,049	$59,409,049	$—	$—
International equity	110,354,774	110,354,774	—	—
Fixed income	31,539,923	31,539,923	—	—
Self-directed brokerage:
Balanced	10,440,994	10,440,994	—	—
Domestic equity	59,454,879	59,454,879	—	—
International equity	11,827,247	11,827,247	—	—
Global equity	4,270,107	4,270,107	—	—
Fixed income	21,174,552	21,174,552	—	—
Other	3,413,126	3,413,126	—	—
Common/collective trust funds:
Domestic Equity	386,587,324		386,587,324	—
International equity	11,606,496		11,606,496	—
Global equity	37,401,607		37,401,607	—
Fixed income	129,313,612		129,313,612	—
Teradata Corporation common stock	40,580,249	40,580,249		—
Money market funds	41,636,747	41,636,747		—
Total assets at fair value	$959,010,686	$394,101,647	$564,909,039	$—

	2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds:
Domestic Equity	$122,681,940	$122,681,940	$—	$—
International equity	105,783,470	105,783,470	—	—
Fixed income	33,040,741	33,040,741	—	—
Self-directed brokerage:
Balanced	9,339,027	9,339,027	—	—
Domestic equity	55,049,957	55,049,957	—	—
International equity	13,566,323	13,566,323	—	—
Global equity	4,222,892	4,222,892	—	—
Fixed income	19,405,244	19,405,244	—	—
Other	3,147,039	3,147,039	—	—
Common/collective trust funds:
Domestic Equity	284,030,669		284,030,669	—
International equity	11,877,724		11,877,724	—
Global equity	33,541,496		33,541,496	—
Fixed income	121,399,066		121,399,066	—
Teradata Corporation common stock	44,474,527	44,474,527	—	—
Money market funds	46,253,758	46,253,758	—	—
Total assets at fair value	$907,813,873	$456,964,918	$450,848,955	$—
The following tables set forth a summary of the Plan's investment in common collective trust funds, reported at net asset value ("NAV") as of December 31:

2014	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
AllianceBernstein Global Real Estate Securities Collective Trust	$37,401,607	N/A	Daily	(1)
Fidelity Contrafund - Commingled Pool	$64,981,059	N/A	Daily	N/A
Fidelity Managed Income Portfolio	$13,488,971	N/A	Daily	(2)
Northern Trust QM Daily All Country World ex NL	$11,606,496	N/A	Daily	N/A
Northern Trust Russell 2000® Index Fund NL Tier 2	$71,774,599	N/A	Daily	N/A
Northern Trust Russell 3000® Index Fund NL	$24,657,957	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier 2	$62,146,303	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier J	$163,027,406	N/A	Daily	N/A
Northern Trust TIPS Index Fund NL	$17,582,658	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier 2	$36,584,890	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier J	$60,803,446	N/A	Daily	N/A
NT Short Term Govt Bond Index Fund Lending	$853,647	N/A	Daily	N/A

2013	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
AllianceBernstein Global Real Estate Securities Collective Trust	$33,541,496	N/A	Daily	(1)
Fidelity Managed Income Portfolio	$14,306,909	N/A	Daily	(2)
Northern Trust EAFE Index Fund	$11,877,724	N/A	Daily	N/A
Northern Trust Russell 2000® Index Fund NL Tier 2	$65,704,115	N/A	Daily	N/A
Northern Trust Russell 3000® Index Fund NL	$17,726,306	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier 1	$50,729,309	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier J	$149,870,939	N/A	Daily	N/A
Northern Trust TIPS Index Fund NL	$15,221,167	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier 1	$36,781,414	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier J	$54,315,124	N/A	Daily	N/A
NT Short Term Govt Bond Index Fund Lending	$774,452	N/A	Daily	N/A
(1) A withdraw of substantially all of the Plan assets requires a 30 day notice.
(2) If exchanging from the Fidelity Managed Income Portfolio Fund into a competing fund, an exchange into a non-competing fund for 90 days is required first.
5. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)
Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2014 the Plan held 929,035 shares of Teradata common stock valued at $40,580,249. At December 31, 2013 the Plan held 977,677 shares of Teradata common stock valued at $44,474,527. Fidelity serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. Additionally AllianceBernstein Trust Company, LLC is a party in interest serving as custodian of the target date funds. The cash receipts from Fidelity and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under ERISA. Administrative expenses, net of revenue credits, were $172,300 during 2014.
6. TAX STATUS
The Company received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). Therefore, the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.
Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.
The Plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to tax examinations by tax authorities for all Plan years since the Plan’s inception.
7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statement to the Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per financial statements	$966,669,281	$915,235,013
Adjustment from fair value to contract value for fully benefit-response investment contracts	197,162	215,649
Net assets available for benefits per Form 5500	$966,866,443	$915,450,662

The following is a reconciliation of the net increase per the financial statements to the net income per the Form 5500 for the year ended December 31:

2014
Net increase per financial statements	$51,434,268
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,487)
Net income per Form 5500	$51,415,781

TERADATA SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets Held at End of Year**
EIN – 75-3236470
Plan-001

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost****	(e) Current Value
	Common Stock
*	Teradata Corporation	929,035	shares		$40,580,249
	Common/Collective Trusts
*	Fidelity Contrafund - Commingled Pool	5,945,202	shares		$64,981,059
	NT Collective Aggregate Bond Index NL Fund Tier 2	294,351	shares		36,584,890
	NT Collective Aggregate Bond Index NL Fund Tier J	462,102	shares		60,803,446
	Northern Trust TIPS Index Fund NL	132,190	shares		17,582,658
*	AllianceBernstein Global Real Estate Securities Collective Trust	2,850,732	shares		37,401,607
	Northern Trust Russell 2000® Index Fund NL Tier 2	335,333	shares		71,774,599
	Northern Trust Russell S&P 500® Index Fund NL Tier 2	292,371	shares		62,146,303
	Northern Trust Russell S&P 500® Index Fund NL Tier J	24,619	shares		163,027,406
	NT Short Term Govt Bond Index Fund Lending	3,066	shares		853,647
	Northern Trust QM Daily All Country World ex US NL	89,542	shares		11,606,496
	Northern Trust Russell 3000® Index Fund NL	932,953	shares		24,657,957
*	Fidelity Managed Income Portfolio	13,488,971	shares		13,488,971
	Total common collective trusts				$564,909,039
	Mutual Funds
	Wells Fargo Emerging Growth Institution	894,179	shares		$14,244,266
	Allianz NFJ Small-Cap Value Fund Administrative Class	1,033,390	shares		28,738,580
	Sound Shore Fund	336,120	shares		16,426,203
	PIMCO Total Return Inst CL	2,958,717	shares		31,539,923
	Lazard Emerging Mkts Equity Instl CL	1,499,382	shares		25,774,370
	MFS Institutional International Equity Class Fund I	4,044,974	shares		84,580,404
*	Fidelity BrokerageLink***				110,580,905
	Total mutual funds				$311,884,651
	Money Market Funds
*	Fidelity U.S. Treasury Money Market Fund	25,154,942	shares		$25,154,942
*	Fidelity BrokerageLink***				16,071,727
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	410,078	shares		410,078
	Total money market funds				$41,636,747
*	Participant Loans	*****			$7,999,554
	TOTAL				$967,010,240

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	These line items represent the aggregate value of participant-directed mutual fund and money market fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
*****	The participant loan interest rates are between 4.25% - 5.25%. The loan terms are between one and five years.

EXHIBIT LISTING
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES
Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date:	June 19, 2015	By:	/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer